26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong
Telephone: +852 3761 3300 Facsimile: +852 3761 3301	David Zhang To Call Writer Directly +852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

VIA EDGAR

May 18, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	Lion Group Holding Ltd. Registration Statement on Form F-4 Filed April 24, 2020 File No. 333-237336

Dear Ms. Livingston:

On behalf of Lion Group Holding Ltd. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 6, 2020, regarding the Company’s Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”) filed on April 24, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form F-4 (the “2nd Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form F-4 filed April 24, 2020

The Business Combination Proposal

Description of Valuation Report of Grant Thornton, page 79

1.	Please file the valuation report pursuant to Item 21(c) of Form F-4 and file a related consent.

Pursuant to a telephone discussion with the Staff, the Company has revised its disclosure in the 2nd Amended Registration Statement.

CFD Trading Services, page 121

U.S. Securities & Exchange Commission

May 18, 2020

2.	We note your disclosure that you charge commissions, which are based on the transaction amount, from all CFD transactions other than forex transactions and that currency pairs are the predominant category of products traded on your platform. We also note from your disclosure on page 140 that commissions were the primary source of CFD trading revenue. Please revise to disclose what your commissions are based on for forex transactions. Also, please revise to disclose your commission rate and any other information to allow an investor to understand how you determine your commission for each CFD transaction.

The Company wishes to clarify that currency pairs are not a predominant category of CFD products and it typically does not charge any commission on forex transactions. In response to the Staff’s comment, the Company has revised its disclosure on pages 122 and 123 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 138

3.	As disclosed on page F-34, your reporting currency is the US dollar. We also note that in certain disclosures you present financial statement information in HK dollars (e.g. page 146, 147). Please revise to present all financial statement related amounts in US dollars or present the translated US dollar amount parenthetically (e.g. page 116).

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 124, 143, 147 and 148 as requested.

Revenue
CFD trading services income, page 140

4.	Please revise to disclose the amount of commissions earned by product type (e.g. forex, equities, commodities, etc.) for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 141 as requested.

Lion Financial Group Limited
Consolidated Statements of Cash Flows, page F-31

5.	We note you present gross cash flows from the initial advances to unrelated parties in the investing section and the related short term borrowings in the financing section. Please tell us why you present the settlement of these items as noncash in the noncash investing and financing section or revise as appropriate.

The Company advises the Staff that Lion Wealth Limited (“LWL”), a subsidiary within Lion Financial Group Limited (the “Group”), obtained approximately $20.4 million in short-term borrowings from China Tonghai Financial Limited (“China Tonghai”) with an interest rate of 13% in August and September of 2019. Approximately $19.1 million of the proceeds received were then advanced to four entities unrelated to the Group (collectively, the “Borrowers”) under four separate loan agreements at an interest rate of 15% to earn interest income.

U.S. Securities & Exchange Commission

May 18, 2020

On December 5, 2019, LWL entered into a Deed of Novation with China Tonghai and a new debtor, Xiao Bin Trading Company Limited (“Xiao Bin”), whereby LWL transferred all of its rights and obligations pertaining to $19.1 million of the borrowings under its original borrowing agreement with China Tonghai to Xiao Bin. The remaining $1.3 million under the original borrowing agreement which was not novated was included in the line "Short-term Borrowings" in the consolidated balance sheet as of December 31, 2019.

Simultaneous to this novation agreement, LWL entered into four separate Deeds of Novation with Xiao Bin, as the new creditor, and the four Borrowers to transfer all of LWL’s rights and obligations under the four original loan agreements totaling $19.1 million to Xiao Bin.

The Group’s consolidated statements of cash flows present a noncash investing and financing activity in the amount of $19.1 million and labeled “Settlement of short-term loans receivables and borrowings” to reflect the offsetting of legal rights resulting from the Deed of Novation with China Tonghai and the four Deeds of Novation with the Borrowers. Since only the rights and obligations were transferred and no cash transactions were made, the settlement was properly presented as noncash in the noncash investing and financing section. In the future, the Company will enhance the footnote disclosure to describe the noncash nature of such settlement.

As requested by the Staff over the phone, the Company has updated its disclosure on page 148.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at david.zhang@kirkland.com or by telephone at +852-3761-3318, or Ben James at ben.james@kirkland.com, or by telephone at +852-3761-3412.

U.S. Securities & Exchange Commission

May 18, 2020

Sincerely,

/s/ David T. Zhang

cc:	Jian Wang, Chairman of the Board
Benjamin S. Reichel, Esq. Partner, Ellenoff Grossman & Schole LLP